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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 49248

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 26 2002 SEC MAIL PROCESSING

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pamex Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

379 Thornall Street
(No. and Street)

Edison, New Jersey 08837
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Leber 732-548-0101
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn, LLP
(Name — *if individual, state last, first, middle name*)

1405 Franklin Avenue, Ocean, New Jersey 07712
(Address) (City) (State) Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-15-02

# OATH OR AFFIRMATION

I, James Leber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pamex Securities, LLC, as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

[signature]
Signature

President
Title

Anne T. Akers
Notary Public

ANNE T. AKERS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 15, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PAMEX SECURITIES, L.L.C.
(A Limited Liability Company)

---

# REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

---

YEAR ENDED DECEMBER 31, 2001

PAMEX SECURITIES, L.L.C.
(A Limited Liability Company)

# INDEX



* * *

J.H. COHN LLP

*Accountants & Consultants*

*1405 Franklin Avenue ◦ Ocean, NJ 07712 ◦ 732-531-4500 ◦ fax 732-531-6375 ◦ www.jhcohn.com*

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Pamex Securities, L.L.C.

We have audited the accompanying statement of financial condition of PAMEX SECURITIES, L.L.C. (A Limited Liability Company) as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pamex Securities, L.L.C. as of December 31, 2001, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Ocean, New Jersey
January 31, 2002

PAMEX SECURITIES, L.L.C.
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

| | |
|---|---|
| Cash | $26,131 |
| Prepaid expenses | 480 |
| Investment in securities | 3,300 |
| Total | $29,911 |

MEMBERS' EQUITY

| | |
|---|---|
| Members' equity | $29,911 |

See Notes to Financial Statements.

PAMEX SECURITIES, L.L.C.
(A Limited Liability Company)

# STATEMENT OF INCOME
## YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Revenue: | |
| Brokerage fees | $85,000 |
| Interest income | 119 |
| Total | 85,119 |
| Operating expenses: | |
| Commissions | 27,625 |
| Professional fees | 6,325 |
| Insurance | 362 |
| Miscellaneous | 1,821 |
| Total | 36,133 |
| Net income | $48,986 |

See Notes to Financial Statements.

PAMEX SECURITIES, L.L.C.
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Balance, beginning of year | $161,762 |
| Contributions | 20,000 |
| Distributions | (200,837) |
| Net income | 48,986 |
| Balance, end of year | $ 29,911 |

See Notes to Financial Statements.

PAMEX SECURITIES, L.L.C.
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Operating activities: | |
| Net income | $ 48,986 |
| Adjustments to reconcile net income to net cash provided by operating activities - changes in operating assets and liabilities: | |
| Accounts receivable | 121,917 |
| Deposits with brokers | 35,000 |
| Prepaid expenses | (480) |
| Net cash provided by operating activities | 205,423 |
| Financing activities: | |
| Distributions paid | (200,837) |
| Contributions | 20,000 |
| Net cash used in financing activities | (180,837) |
| Net increase in cash | 24,586 |
| Cash, beginning of year | 1,545 |
| Cash, end of year | $ 26,131 |

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization:

Pamex Securities, L.L.C. (A Limited Liability Company) (the "Company") operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 ("rule 15c3-3") of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of rule 15c3-3. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

From time to time, the Company provides brokerage services in connection with the private placement of securities. The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i). The Company does not carry customer accounts, take custody of securities or extend margin credit to any customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash:

The Company maintains its cash in bank deposit accounts, which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Income taxes:

The accompanying financial statements do not contain a provision for Federal or state income taxes since the proportionate share of the Company's income or loss is included in the Federal and state income tax returns of the members.

Investment in securities:

Investment in securities consists of warrants stated at cost which approximates fair value.

Note 2 - Related party transactions:

The Company paid $27,625 in commissions to Hanover Trade. Com, one of its members.

Note 3 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital in excess of requirements of $21,131. The Company's ratio of aggregate indebtedness to net capital ratio was 0 to 1.

* * *

PAMEX SECURITIES, L.L.C.
(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

| | |
|---|---|
| Net capital - members' equity | $29,911 |
| Deduct nonallowable assets | 3,780 |
| Net capital | $26,131 |
| Aggregate indebtedness - total liabilities | $ - |
| Computation of basic net capital requirement: | |
| Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement) | $ 5,000 |
| Excess of net capital over minimum net capital | 21,131 |
| Excess net capital at 1,000% | $26,131 |
| Ratio of aggregate indebtedness to net capital | 0 to 1 |

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

PAMEX SECURITIES, L.L.C.
(A Limited Liability Company)

SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
Pamex Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Pamex Securities, L.L.C. (A Limited Liability Company) (the "Company") as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Ocean, New Jersey
January 31, 2002